UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Date of Report (Date of earliest event reported):  February 24th, 2011

COINLESS SYSTEMS, INC.
(Exact name of Registrant as specified in charter)

NEVADA	0-25127	91-1715373
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS EIN)

 (Address of principal executive offices)

13520 Oriental St
Rockville, Md 20853

Registrant's telephone number, including area code: 202 536-5191

Class A Membership Interests, no par value (“Class A Interests”) of Coinless Systems, Inc. (Title of each class of securities covered by this form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	☒

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☐

     Approximate number of holders of record as of the certification or notice date: 545

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

Coinless Systems, Inc.

/s/ Jeffrey Digenova
Jeffrey Digenova Chief Executive Officer